United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page	4

xx

Press Release Vale informs on deliberations by the Board of Directors following the breach of Dam I of the Córrego do Feijão mine Rio de Janeiro, January 27th, 2019 - Vale S.A. (Vale) informs that in consequence of the breach of Dam I of the Córrego do Feijão mine in Brumadinho (MG, Brazil), its Board of Directors, in an extraordinary meeting on 01/27/2019, approved the following governance measures: Based on Art. 15, §1 of the Company By-laws, it established two Extraordinary Independent Consulting Committees (“CIAE”) to support the Board of Directors, coordinated and composed by a majority of external, independent members, with unblemished reputation and experience on the matters to be addressed by the committee, to be appointed by the Board of Directors. The first Independent Committee will be dedicated to follow-up on the measures taken to support the victims and the recovery of the areas affected by the breach of the dam, assuring that all necessary resources will be applied – “CIAE for Support and Recovery” The second Independent Committee will be dedicated to investigating the causes and responsibilities for the dam breach – “CIAE for Investigation” Additionally, it deliberated the following changes on the remuneration and incentives schemes: (i) The suspension of the Shareholder Remuneration Policy, and therefore the non-payment of dividends and interest on capital, as well as any other deliberation on shares buyback, (ii) The suspension of the variable remuneration payment for executives. The Board of Directors remains in readiness and following the developments of the events related to the dam breach and it will take necessary additional measures. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre Werner: andre.werner@vale.com Carla Albano Miller: carla.albano@vale.com Fernando Mascarenhas: fernando.mascarenhas@vale.com Samir Bassil: samir.bassil@vale.com Bruno Siqueira: bruno.siqueira@vale.com Clarissa Couri: clarissa.couri@vale.com Renata Capanema: renata.capanema@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: January 27th, 2019		Director of Investor Relations